                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following press release was distributed after-hours on March 12, 2003.

FOR IMMEDIATE RELEASE                               Contact:  David P. Prosperi
                                                              312-435-3456
                                                              dprosperi@cbot.com

Charles P. Carey Elected Chairman of Chicago Board of Trade
Seven Directors Elected to Board, Two Members Elected to Nominating Committee

Chicago, March 12, 2003 - The Chicago Board of Trade (CBOT(R)) said today that Charles P. Carey, CBOT Vice Chairman and partner in the Henning and Carey division of First Futures (Refco), was elected Chairman of the Board of Directors for a two-year term, effective immediately.

Carey said, "I am honored to have the opportunity to serve as Chairman of this great institution, as I believe the best years of the Chicago Board of Trade are yet to come. I want to thank my predecessors David Brennan and Nick Neubauer for their efforts in positioning this exchange for greatness. I am ready to work with our Board of Directors, Bernie Dan, and our management team to ensure a smooth transition to the LIFFE CONNECT trading platform for our customers and members, and I am committed to bringing our restructuring proposal to a membership vote within a short time frame."

Also elected were three Full Member Directors to three-year terms, including one non-resident whose business is more than 50 miles from Chicago; two Full Member Directors to one-year terms; and one Associate Member Director to a three-year term.

Elected to three year terms as Full Member Directors were Nickolas J. Neubauer, Independent Exchange Member and past CBOT Chairman; Frank S. Serrino, President of Serrino Trading Co., Inc.; and, as the non-resident Director, Michael D. Walter, Senior Vice President of Trading and Procurement Management for ConAgra, Inc.

Elected to one-year terms as Full Member Directors were Mark E. Cermak, President, Futures Division, O'Connor & Co. LLC, and Robert F. Corvino, Independent Local Trader. In addition, James P. McMillin, Area Director for Computer Sales International, Inc., was elected as Associate Member Director to a three-year term, effective immediately.

Full Members elected to three-year terms as members of the CBOT Nominating Committee were Robert E. Goldberg, Independent Trader, and A. John Yavari, Partner in Century Group, a division of First Futures.

Members elected assumed their offices immediately upon election. Based on the current CBOT charter and bylaws, the exchange's Board of Directors includes the Chairman, Vice Chairman, President and CEO, and 15 Directors.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     * * * *